UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Date: May 13, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Noah Education Announces Unaudited Third Quarter
Fiscal Year 2011 Financial Results
Education services revenue rose 115.5% year-over-year to RMB23.1 million, exceeding guidance
Education services net income rose 158.2% year-over-year
SHENZHEN — May 12, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education services in China, today announced its unaudited financial results for the third quarter ended March 31, 2011.
Third Quarter Fiscal 2011 Financial Highlights
On March 31, 2011, Noah entered into a definitive agreement to sell its Electronic Learning Product (“ELP”) business and operating assets (“discontinued operations”). As a result, the Company adopted the following accounting policy in relation to the discontinued business:
•	Profits and losses relating to the ELP business are presented as discontinued operations, while profits and losses for the remaining business are presented as continuing operations
•	The assets and liabilities of the discontinued operations are classified as assets/liabilities held-for-sale on the face of the balance sheet
•	Net revenue for the quarter decreased by 71.3% to RMB72.7 million (US$11.1 million), compared with RMB253.7 million in the third quarter of fiscal 2010
•	Net revenue from the education services business was RMB23.1 million (US$3.5 million), a 115.5% increase compared with RMB10.7 million in the third quarter of fiscal 2010
•	Net revenue from the ELP business was RMB49.6 million (US$7.6 million), a 79.6% decrease from RMB242.9 million in the third quarter of fiscal 2010
•	Total operating loss was RMB43.3 million (US$6.6 million), compared with operating income of RMB32.9 million in the third quarter of fiscal 2010
•	Operating loss from continuing operations was RMB6.0 million (US$0.9 million)
•	Operating loss from discontinued operations was RMB37.3 million (US$5.7 million)
•	Net loss was RMB290.9 million (US$44.4 million) compared with net income of RMB36.0 million in the third quarter of fiscal 2010
•	Net loss from discontinued operations (ELP business) was RMB293.2 million (US$44.8 million), which included an impairment loss of RMB 221.7 million relating to the sale of the ELP business
•	Net income from continuing operations was RMB2.3 million (US$0.3 million)

•
Basic and diluted losses per share were RMB8.04 (US$1.23), compared with basic and diluted earnings per share of RMB0.94 and RMB0.92 respectively for the third quarter of fiscal 2010. Non-GAAP basic and diluted losses per share, excluding share-based compensation expenses, were RMB7.99 (US$1.22), compared with basic and diluted earnings per share of RMB1.00 and RMB0.98 respectively for the third quarter of fiscal 2010

•
Basic and diluted earnings per share from continuing operations for the third fiscal quarter were RMB0.04 (US$0.01), impacted by legal and financial advisory fees relating to the sale of the ELP business. Excluding these fees, pro-forma basic and diluted earnings per share for the third fiscal quarter were RMB0.10 (US$0.02)

•	Basic and diluted losses per share from discontinued operations for the third fiscal quarter were RMB8.07 (US$1.23)
Commenting on the results, Mr. Jerry He, Noah’s Chief Executive Officer (“CEO”), said, “Our education services business continued to enjoy profitable growth during the third fiscal quarter, with 115.5% top-line expansion translating into 158.2% net income growth. This quarter, we benefitted from an increased contribution from Wentai Education as the attractive margin profile of this business enabled our bottom line to outpace revenue growth. As we continue to expand the Wentai brand, we look forward to building on this trend of profitable growth within the education services space.
“This quarter, we further executed on our objective of acquisitive growth by entering into a definitive agreement to acquire an 80% interest in Yuanbo Education. Operating under the Qingan brand name, Yuanbo’s 16 kindergartens in the affluent Yangtze Delta region offer world-class courses and are an ideal complement to Wentai Education’s portfolio of schools. Yuanbo has built an impressive track record since its establishment in 2001 and we are confident that the fresh capital from this acquisition, coupled with Noah’s extensive experience in the education services sector, will facilitate the ongoing growth of this brand and make it earnings accretive in our fiscal year 2012.
“As we shift our focus to the education services space, we remain on track with the sale of our ELP business. In April, we received the first installment payment and expect the deal to close by the end of May 2011. The sale of this business will enable us to better conserve cash and further strengthen our balance sheet and afford us the financial flexibility to continue investing in our future growth. As a result of our stringent cash flow control, our cash flow from operations was RMB 9.8 million despite the loss incurred from the ELP business.
“With a business structure that allows us to concentrate exclusively on our more stable and higher-margin education services segment, we are in the process of assembling a dedicated management team with relevant experience in the education services segment to ensure we execute on this initiative and capitalize on the robust growth opportunities.
“Looking ahead, our growth remains on track. The four Wentai kindergartens that were under conversion during the third fiscal quarter are due to contribute to revenue in the quarter ended June 2011, three new schools or kindergartens are scheduled to open by September 2011, and contracts have been signed to open three kindergartens and one school in 2012. The US$75 million cash, cash equivalents and short-term investments on our balance sheet at the end of March stands us in good stead to continue our organic and acquisitive growth. As we progress through this transitional period, we anticipate revenue in the range of RMB24.5 million — RMB26 million during the fourth fiscal quarter from Little New Star and Wentai Education, which constitute our existing education services portfolio.”

Third Quarter Fiscal 2011 Unaudited Financial Results
The following table provides selected financial results for Noah’s ELP and education services businesses

	Q3FY11					Q3FY10
RMB million (except	ELP			Education		ELP		Education
Gross margin)	Business	Unallocated		Services	Consolidated	Business	Unallocated	Services	Consolidated
Revenue	49.6			23.1	72.7	242.9		10.7	253.7
Gross profit	11.5			12.5	23.9	119.0		5.3	124.3
Gross margin	23.2%			54.1%	33.0%	49.0%		49.5%	49.0%
Operating expenses	(63.8)			(8.2)	(71.9)	(105.3)		(3.3)	(108.9)
R&D expenses	(10.4)			(0.5)	(10.8)	(12.9)		(0.5)	(13.5)
S&M expenses	(35.2)			(0.8)	(36.0)	(72.5)		(0.7)	(73.2)
G&A expenses — discontinued operation	(6.0)			—	(6.0)	(10.0)		—	(10.0)
G&A expenses — continued operation	(12.2)			(6.9)	(19.1)	(9.9)		(2.1)	(12.0)
Other expenses	(0.02)			—	(0.02)	(0.2)		—	(0.2)
Operating income/(loss) — discontinued operation	(37.3)			—	(37.3)	40.8		—	40.8
Operating income/(loss) — continued operation		(12.2)	*	6.2	(6.0)		(9.9)	2.0	(7.9)
Impairment loss on assets held for sale	(221.7)			—	(221.7)	—		—	—
Net income — discontinued operation	(293.2)			—	(293.2)	40.8		—	40.8
Net income(loss) — continued operation		(3.1)		5.4	2.3		(6.8)	2.1	(4.7)
Net Revenue. Net revenue from Noah’s traditional ELP business was RMB49.6 million (US$7.6 million), representing a 79.6% decrease from RMB242.9 million in the same period of the previous fiscal year. Net revenue from the education services business was RMB23.1 million (US$3.5 million), a 115.5% increase compared with the third quarter of fiscal 2010. Net revenue from the Little New Star (“LNS”) business was RMB10.3 million (US$1.6 million), a 4.1% decrease compared with RMB10.7 million for the third quarter of fiscal 2010, due to lower sales of teaching materials. Net revenue from Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”) was RMB12.8 million (US$2.0 million).

The following table provides a breakdown of sales volume and net revenue for Noah’s traditional ELP business in the third quarter of fiscal year 2011:

	Volume			Net Revenue (RMBm)
			Inc/(Dec)			Inc/(Dec)
Noah	Q3FY11	Q3FY10	(%)	Q3FY11	Q3FY10	(%)
DLD	44,762	118,017	-62.1%	33.0	87.3	-62.2%
KLD	30,808	238,517	-87.1%	9.0	118.4	-92.4%
E-dictionary	48,952	164,292	-70.2%	7.6	37.1	-79.7%
Others	—	—	—	—	0.2	-100%

Total	124,522	520,826	-76.1%	49.6	243.0	-79.6%

Gross Profit and Gross Margin. Gross profit in the third quarter of fiscal 2011 was RMB23.9 million (US$3.7 million), an 80.8% decrease compared with gross profit of RMB124.3 million in the third quarter of fiscal 2010. The gross margin for the third quarter of fiscal 2011 was 33.0%. Gross margin for the traditional ELP business was 23.1%, compared with 49.0% in the third quarter of fiscal 2010. The decrease in ELP gross profit margin was primarily due to a reduction in ELP selling prices amid strong market competition, as well as pricing policies designed to reduce inventory to appropriate levels. The gross margin for the education services business was 54.1%, compared with 49.5% in the same quarter of fiscal 2010.
Operating Expenses. Total operating expenses for the third quarter of fiscal 2011 were RMB71.9 million (US$11.0 million), representing a 34.0% decrease from RMB108.9 million in the third quarter of fiscal 2010.
Research and development (“R&D”) expenses for the third quarter of fiscal 2011 were RMB10.8 million (US$1.7 million), representing a 20.1% decrease from RMB13.5 million in the third quarter of fiscal 2010. The total decrease in R&D expenses was mainly attributable to lower expenses relating to product development and third party software and content development.
Sales and marketing expenses for the third quarter of fiscal 2011 were RMB36.0 million (US$5.5 million), a 50.8% decrease from RMB73.2 million in the third quarter of fiscal 2010, mainly reflecting lower expenditure on advertising and marketing.
General and administrative (“G&A”) expenses for the third quarter of fiscal 2011 totaled RMB25.1 million (US$3.8 million), a 14.1% increase from RMB22.0 million in the third quarter of fiscal 2010. The increase in G&A expenses was mainly attributable to the incremental expenses arising from Wentai Education, which was not consolidated in the third quarter of fiscal 2010.
Loss from Operations. Operating loss for the third quarter of fiscal 2011 was RMB43.3 million (US$6.6 million), compared to operating income of RMB33.0 million in the third quarter of fiscal 2010. Operating loss from continuing operations was RMB6.0 million (US$0.9 million), and operating loss from discontinued operations was RMB37.3 million (US$5.7 million).

Impairment Loss on Assets Held for Sale. As of March 31, 2011, the carrying value of assets held for sale and liabilities held for sale amounted to RMB388.6 million (US$59.3 million) and RMB66.9 million (US$10.2 million) respectively. Based on the definitive agreement signed by the Company and First Win Technologies Ltd. dated March 31, 2011, the consideration of the disposal is RMB100 million and the closing is currently expected to occur by the end of May 2011. As such, the Company recognized an impairment loss on assets held for sale of RMB221.7 million (US$33.9 million) during the third quarter of fiscal 2011. The impairment loss on assets held for sale includes an impairment loss on trade receivables of RMB140.3 million (US$21.4 million) and inventories of RMB81.4 million (US$12.4 million), and represents the difference between the fair value of assets held for sale and their carrying amount.
Other Income, Net. Interest income was RMB0.23 million (US$0.04 million) in the third quarter of fiscal 2011. Investment income was RMB2.6 million (US$0.4 million) in the third quarter of fiscal 2011. Other non-operating income was RMB7.3 million (US$1.1 million) in the third quarter of fiscal 2011. Other non-operating income includes RMB6.9 million (US$1.1 million) from foreign exchange gains in the third quarter of fiscal 2011, primarily due to the impact of the U.S dollar depreciation on intercompany loans.
Income Tax Expenses. The Company reported income tax expenses of RMB36.0 million (US$5.5 million). Total tax expenses include accrued withholding tax liabilities of RMB32.1 million (US$4.9 million) relating to the discontinued ELP operation as a result of the waiver of intercompany balances from the discontinued ELP operation due to the Company.
Net Loss. The Company reported a net loss of RMB290.9 million (US$44.4 million), or a loss of RMB8.04 (US$1.23) per basic and diluted share, for the third quarter of fiscal 2011. This compares with net income of RMB36.0 million, or RMB0.94 and RMB0.92 per basic and diluted share respectively, for the third quarter of fiscal 2010.
•	Net loss from discontinued operations (ELP business) was RMB293.2 million (US$44.8 million), which included an impairment loss of RMB 221.7 million relating to the sale of the ELP business
•	Net income from continuing operations was RMB2.3 million (US$0.3 million)
Net loss excluding share-based compensation expenses (non-GAAP) for the third fiscal quarter ended March 31, 2011 amounted to RMB289.3 million (US$44.2 million), or losses of RMB7.99 (US$1.22) per basic and diluted share.
Liquidity. As of March 31, 2011, Noah had cash, cash equivalents and short-term investments of RMB491.2 million (US$75.0 million). This compares with cash, cash equivalents, short-term deposits and short-term investments of RMB495.7 million as of December 31, 2010.
Business and Operational Highlights
ELP Business Sale
On April 1, 2011, Noah announced that it had entered into a definitive agreement to sell its ELP business and operating assets to First Win Technologies Ltd., a company wholly owned by Mr. Benguo Tang, one of Noah’s founders and the former President and Chief Operating Officer of the Company, for the U.S. dollar equivalent of RMB100 million. The Company received the initial installment of the U.S. dollar equivalent of RMB40 million on April 12, 2011. The closing is currently expected to occur by the end of May 2011. The final financial impact is subject to certain adjustments upon closing. The sale of the ELP business will enable Noah to focus more attention on pursuing growth opportunities in the more stable and higher-margin education services space.

Management Appointments
Concurrently with its April 1, 2011 announcement regarding the sale of the ELP business, the Company announced the election of Chief Financial Officer (“CFO”) Jerry He as a member of the Board and his appointment as CEO, effective April 1, 2011. Mr. He took over the position from Mr. Dong Xu, who now combines his role as Chairman with the post of Chief Strategy Officer. Dora Li was simultaneously appointed interim CFO, in recognition of her successful track record in senior finance roles since joining Noah in 2007.
Acquisition of Yuanbo Education
On April 13, 2011, Noah entered into a definitive agreement to acquire an 80% interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (“Yuanbo Education”), a company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB102.4 million to be funded by the Company’s current cash reserve. The transaction is expected to close by July 1, 2011.
Yuanbo Education operates 16 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. Its management team, which has successfully grown the company since its establishment in 2001, will retain a 20% stake in Yuanbo Education.
Of the RMB102.4 million investment, RMB50 million will be used for expansion. With revenue of RMB35 million in 2010 for Yuanbo Education, the acquisition is expected to be accretive to Noah’s earnings in the fiscal year ending June 30, 2012.
Financial Outlook for Fourth Quarter and Full Year Fiscal 2011
Based on current estimates and market conditions, Noah expects to generate in the range of RMB24.5 million (US$3.7 million) to RMB26 million (US$4.0 million) in revenue from education services for the fourth quarter of fiscal 2011. For the full fiscal year 2011, Noah expects to generate education services revenue between RMB88.5 million (US$13.5 million) and RMB90 million (US$13.7 million).
This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call
Noah’s senior management will host a conference call at 8:00 a.m. (Eastern) / 5:00 a.m. (Pacific) / 8:00 p.m. (China) on Friday, May 13 to discuss its third quarter fiscal 2011 financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free	Toll
United States	1-866-831-6291	1-617-213-8860
China — South China Telecom	10-800-130-0399
— South China Netcom	10-800-852-1490
— North China Telecom	10-800-152-1490
Hong Kong		###-##-####
International		1-617-213-8860
Pass code	“Noah Education” or “Noah” or “NED”
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until May 20, 2011 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In		1-617-801-6888
Passcode	4864 0988
A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2011 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd.
Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, and Little New Star, which provides English language training for children aged 3-19 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts

Noah Education Holdings Ltd.	Investor Relations (US)
Léa Wu	Kelly Gawlik
Tel: +86 (755) 8204 3194	Taylor Rafferty
Email: wuzy@noahedu.com	Tel: +1 (212) 889 4350
Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.com
— FINANCIAL TABLES FOLLOW—

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended			Nine months ended
	March 31			March 31
	2010	2011		2010	2011
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	10,736,340	23,141,479	3,533,967	29,570,909	63,900,981	9,758,408
Cost of revenue	(5,464,845)	(10,658,055)	(1,627,606)	(13,582,555)	(29,421,000)	(4,492,922)

Gross profit (loss)	5,271,494	12,483,424	1,906,361	15,988,354	34,479,980	5,265,486
Research & development expenses	(537,497)	(479,753)	(73,264)	(1,441,602)	(1,592,862)	(243,248)
Sales & marketing expenses	(680,611)	(815,099)	(124,475)	(2,400,089)	(2,824,136)	(431,278)
General and administrative expenses	(11,962,897)	(19,097,247)	(2,916,367)	(34,450,884)	(56,701,120)	(8,658,907)
Other expenses	0	0	0	(103,113)	(13,252)	(2,024)

Total operating expenses	(13,181,005)	(20,392,099)	(3,114,106)	(38,395,687)	(61,131,371)	(9,335,457)

Other operating income	0	1,872,532	285,957	44,828	3,045,514	465,085

Operating income (loss)	(7,909,511)	(6,036,144)	(921,788)	(22,362,506)	(23,605,876)	(3,604,886)
Interest income	2,191,777	237,855	36,323	7,714,381	1,593,698	243,376
Investment income	298,046	2,556,986	390,481	1,916,671	6,519,581	995,614
Other Non-Operating income	583,487	7,312,006	1,116,627	1,712,567	25,721,709	3,927,998

Income before income taxes	(4,836,201)	4,070,704	621,643	(11,018,887)	10,229,112	1,562,102
Income tax (expenses) credit	129,726	(1,787,464)	(272,966)	750,302	(3,684,919)	(562,729)

Net income (loss) from continuing operations	(4,706,476)	2,283,240	348,677	(10,268,585)	6,544,193	999,373
less: Net income attributable to non-controlling interest	0	939,377	143,453	0	1,580,442	241,352

Net income attributable to controlling interest from continuing operations	(4,706,476)	1,343,863	205,223	(10,268,585)	4,963,751	758,021

	Three months ended			Nine months ended
	March 31			March 31
	2010	2011		2010	2011
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Income/(Loss) from discontinued operation before income tax (including impairment loss on assets held for sale of RMB221,680,403)	40,819,015	(258,986,833)	(39,550,240)	97,874,684	(338,393,755)	(51,676,581)
Income tax	(63,013)	(34,204,146)	(5,223,363)	1,608,196	(34,395,681)	(5,252,612)

Loss from discontinued operations	40,756,002	(293,190,979)	(44,773,602)	99,482,880	(372,789,436)	(56,929,193)

Net income per share from continued operation
Basic	(0.12)	0.04	0.01	(0.27)	0.13	0.02
Diluted	(0.12)	0.04	0.01	(0.27)	0.13	0.02

Net income per share from discontinued operation
Basic	1.06	(8.07)	(1.23)	2.60	(10.07)	(1.54)
Diluted	1.04	(8.07)	(1.23)	2.54	(10.07)	(1.54)

Weighted average ordinary shares outstanding
Basic	38,420,502	36,314,550	36,314,550	38,223,281	37,033,095	37,033,095
Diluted	39,162,596	36,492,546	36,492,546	39,127,490	37,265,561	37,265,561

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	December 31	March 31
	2010	2011
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	280,766,291	428,178,794	65,387,779
Investments
Held to maturity investment	214,959,569	63,003,441	9,621,343
Accounts receivables, net of allowance	253,664,008	2,665,331	407,026
Related party receivables	368,505	0	0
Inventories	136,210,813	5,418,466	827,462
Prepaid expenses, and other current assets	47,184,516	10,624,568	1,622,493
Assets held for sale (note)	0	166,919,775	25,490,551

Total current assets	933,153,702	676,810,375	103,356,654
Investments	25,367,008	23,393,235	3,572,413
Property, plant and equipment, net	176,057,855	163,578,694	24,980,330
Intangible assets, net	45,319,472	40,255,370	6,147,454
Goodwill	85,438,649	85,438,649	13,047,455
Deposit for investment	0	6,000,000	916,268
Deferred tax asset	2,058,180	0	0

Total assets	1,267,394,866	995,476,323	152,020,575

Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated VIEs without recourse to Noah of RMB70,807 as of March 31, 2011)	23,748,761	3,316,979	506,541
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB13,605,141 as of March 31, 2011)	65,252,696	44,578,437	6,807,635
Advances from customers	4,280,223	372,792	56,930
Income tax payable (including income tax payables of the consolidated VIEs without recourse to Noah of RMB1,700,223 as of March 31, 2011)	1,556,003	3,415,484	521,583
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Noah of RMB16,333,258 as of March 31, 2011)	15,156,566	23,760,360	3,628,478

	December 31	March 31
	2010	2011
	Unaudited	Unaudited
	RMB	RMB	USD
Liabilities held for sale (note)	—	66,919,775	10,219,412

Total current liabilities	109,994,249	142,363,827	21,740,579
Deferred revenues-non current	6,155,890	5,754,839	878,829
Deferred tax liabilities	4,377,023	4,214,131	643,546

Total non-current liabilities	10,532,912	9,968,970	1,522,375
Total liabilities	120,527,161	152,332,797	23,262,954

Shareholders’ Equity
Ordinary shares	14,763	14,764	2,255
Additional paid-in capital	1,036,369,505	1,037,991,055	158,513,058
Accumulated other comprehensive loss	(112,243,729)	(120,750,781)	(18,440,020)
Retained earnings	180,896,744	(116,881,309)	(17,849,107)

Total shareholders’ equity	1,105,037,282	800,373,729	122,226,186

Minority interest	41,830,422	42,769,798	6,531,435

Total liabilities and shareholders’ equity	1,267,394,866	995,476,324	152,020,575

Note:
Net Assets classified as held for sale as of March 31, 2011
Accounts Receivables (net of allowance)		87,131,651	13,305,996
Prepaid expenses and other current assets		29,820,041	4,553,860
Inventories		37,536,912	5,732,314
Property, plant and equipment, (net)		8,852,920	1,351,942
Intangible assets(net)		3,578,250	546,440
Account Payables		(17,625,037)	(2,691,544)
Advances from customer		(4,952,467)	(756,298)
Income tax payable		(48,391)	(7,390)
Deferred tax liabilities		(32,115,572)	(4,904,414)
Other payables and accruals		(12,178,308)	(1,859,766)

Total		100,000,000	15,271,139

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended					Nine months ended
	March 31					March 31
	2010		2011			2010		2011
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	10,736,340	100.0%	23,141,479	3,533,967	100.0%	29,570,909	100.0%	63,900,981	9,758,408	100.0%

GAAP gross profit (loss)	5,271,494	49.1%	12,483,424	1,906,361	53.9%	15,988,354	54.1%	34,479,980	5,265,486	54.0%
Share-based compensation	76,361	0.7%	32,771	5,004	0.1%	219,579	0.7%	171,838	26,242	0.3%

Non-GAAP gross profit	5,347,855	49.8%	12,516,195	1,911,365	54.1%	16,207,933	54.8%	34,651,819	5,291,727	54.2%

GAAP operating income (loss)	(7,909,511)	-73.7%	(6,036,144)	(921,788)	-26.1%	(22,362,506)	-75.6%	(23,605,876)	(3,604,886)	-36.9%
Share-based compensation	2,515,755	23.4%	1,574,262	240,408	6.8%	7,871,356	26.6%	6,085,378	929,307	9.5%

Non-GAAP operating income(loss)	(5,393,756)	-50.2%	(4,461,882)	(681,380)	-19.3%	(14,491,150)	-49.0%	(17,520,498)	(2,675,580)	-27.4%

GAAP net income(loss)	(4,706,476)	-43.8%	2,283,240	348,677	9.9%	(10,268,585)	-34.7%	6,544,193	999,373	10.2%
Share-based compensation	2,515,755	23.4%	1,574,262	240,408	6.8%	7,871,356	26.6%	6,085,378	929,307	9.5%

Non-GAAP net income	(2,190,721)	-20.4%	3,857,502	589,084	16.7%	(2,397,229)	-8.1%	12,629,571	1,928,679	19.8%

GAAP net income(loss) per share -continuing operations
Basic	(0.12)		0.04	0.01		(0.27)		0.13	0.02
Diluted	(0.12)		0.04	0.01		(0.27)		0.13	0.02

Non-GAAP net income(loss) per share — continuing operation
Basic	(0.06)		0.08	0.01		(0.06)		0.30	0.05
Diluted	(0.06)		0.08	0.01		(0.06)		0.30	0.05

Note:	This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance for the continuing operations

Noah Education Holdings Ltd.
Consolidated Cash Flow Statements

	For Three Months Ended			For Nine Months Ended
	March 31			March 31
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD

Cash flows from operating activities
Net income (loss)	(4,706,476)	2,283,240	348,677	(10,268,585)	6,544,193	999,373
Adjustments to reconcile net income (loss)
Amortization of intangible assets	378,125	787,986	120,334	1,030,678	2,245,046	342,844
Depreciation of PPE	247,240	959,863	146,582	685,740	3,250,817	496,437
Write down of inventories	1,130	0	0	1,130	0	0
Share-based compensation expense	2,515,755	1,574,262	240,408	7,871,356	6,085,378	929,307
Unrealized loss on trading investments	159,113	0	0	(1,125,389)	(706,454)	(107,884)
Realized gain on trading investments	0	0	0	0	(358,377)	(54,728)
Unrealized Exchange difference	(208,751)	(6,884,340)	(1,051,317)	(570,529)	(24,172,917)	(3,691,480)
Impairment loss on long term investment	0	681,866	104,129	0	681,866	104,129

Changes in current assets & liab
Trading investments	1,654	0	0	3,324,043	6,561,451	1,002,008
Accounts receivable	(2,273,247)	403,603	61,635	(2,492,436)	1,186,750	181,230
Inventories	553,071	366,374	55,950	1,153,672	(609,998)	(93,154)
Prepaid and others	(3,157,121)	1,999,654	305,370	4,829,907	2,245,152	342,860
Deferred tax assets	(612,433)	0	0	(1,001,706)	0	0
Accounts payable	1,902,461	(1,575,131)	(240,540)	1,131,160	(715,308)	(109,236)
Other payables and accruals	1,836,811	2,127,032	324,822	2,262,909	2,106,416	321,674
Advances from customers	(20,933)	79,048	12,072	(3,416,907)	6,342	969
Income tax payable	312,135	1,877,478	286,712	370,328	3,085,546	471,198
Deferred revenue	2,434,239	8,202,744	1,252,652	4,406,754	4,518,080	689,962
Deferred tax liabilities	(107,198)	(162,892)	(24,875)	2,352,672	(263,555)	(40,248)

Operating cash from continued operation	(744,426)	12,720,789	1,942,609	10,544,796	11,690,426	1,785,261
Operating cash from discontinued operation	(42,751,059)	(2,894,274)	(441,989)	(9,128,828)	(43,643,953)	(6,664,929)

Total operating cash flow	(43,495,484)	9,826,516	1,500,621	1,415,969	(31,953,527)	(4,879,668)

Cash flows from investing activities
Acquisition of PPE	(345,776)	(56,145)	(8,574)	(1,126,908)	(9,571,344)	(1,461,653)
Acquisition of Intangible assets	(2,708,125)	0	0	(6,155,502)	(125)	(19)
Acquisition of LNS	—	(6,636,124)	(1,013,412)	(4,485,215)	(6,636,124)	(1,013,412)

	For Three Months Ended			For Nine Months Ended
	March 31			March 31
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD

Acquisition of Wentai	—	—	—	—	(4,380,923)	(669,017)
Repayment of deposit for investment	—	—	—	—	4,200,000	641,388
Deposits for acquisition of kindergartens in Wentai	—	(6,000,000)	(916,268)	—	(6,000,000)	(916,268)
(Increase) Decrease in short-term fixed deposits	210,865,142	—	—	254,200,000	60,000,000	9,162,683
Decrease in short-term investments (held-to-maturity investment)	—	151,956,128	23,205,432	—	(94,003,441)	(14,355,396)
Increase in long-term investment (Franklin)	(20,480,701)	0		(20,480,701)	0	0
Decrease in AFS short-term investment		0			37,000,000	5,650,321

Investing cash flow from continued operation	187,330,540	139,263,859	21,267,178	221,951,673	-19,391,957	-2,961,373
Investing cash flow from discontinued operation	(6,349,982)	(1,394,361)	(212,935)	(13,756,946)	(7,467,067)	(1,140,306)

Total investing cash flow	180,980,558	137,869,498	21,054,243	208,194,727	(26,859,024)	(4,101,679)

Cash flows from financing activities
Dividend paid to minority shareholders	0	0	0	0	-450,000	-68,720
Proceed from exercise of employee share options	5,431,855	47,290	7,222	9,892,940	357,993	54,670
Shares repurchases	(18,104,493)	0	0	(18,104,493)	(17,818,804)	(2,721,134)
Repayment of short-term borrowing of LNS	0	0	0	-7,000,000	0	0

Financing cash flow from continued operation	(12,672,638)	47,290	7,222	(15,211,553)	(17,910,812)	(2,735,185)
Financing cash flow from discontinued operation	0	0	0	0	0	0

Total financing cash flow	(12,672,638)	47,290	7,222	(15,211,553)	(17,910,812)	(2,735,185)

Effect of exchange rate changes on cash	(18,041)	(330,798)	(50,517)	(56,275)	(1,825,365)	(278,754)
Net increase (decrease) in cash from continued operation	173,913,476	152,031,938	23,217,009	217,284,917	(25,612,343)	(3,911,297)
Net increase (decrease) in cash from discontinued operation	(49,101,041)	(4,288,635)	(654,923)	(22,885,774)	(51,111,019)	(7,805,235)
Cash and cash equivalents at beginning of yr	563,459,955	280,766,291	42,876,211	493,911,466	506,727,524	77,383,065

Cash and cash equivalents at end of yr	688,254,349	428,178,796	65,387,779	688,254,334	428,178,797	65,387,780